Exhibit 99(a)(2)

guided therapeutics, inc.

To the Holders of Original Warrants:

Enclosed for your consideration are an Offer to Exchange, dated May 30, 2012, and the related Election to Participate, Notice of Withdrawal and form of New Warrants, in connection with the offer by Guided Therapeutics, Inc. to the holders of Original Warrants exercisable to purchase up to an aggregate of 28,389,336 shares of our common stock at an exercise price of $0.65 per share, with exercise periods ending either July 26, 2012 or March 1, 2013, to tender such Original Warrants for a combination of three types of New Warrants.

Each Original Warrant (to the extent you tender such warrant) is exchangeable for (i) a New Warrant exercisable for a minimum of one-third and up to a maximum of all of the number of shares of Common Stock for which the Original Warrant is exercisable, as determined in your discretion, with a variable exercise price of $0.40 per share if exercised on or before July 15, 2012, $0.45 per share if exercised between July 16, 2012 and August 15, 2012 (inclusive), and $0.50 per share if exercised after August 15, 2012, and an exercise period ending on September 15, 2012, (ii) a New Warrant exercisable for one-half of the number of shares of Common Stock for which the Original Warrant is exercisable that remain (if any) following your initial allocation, with an exercise price of $0.65 per share and an exercise period ending one year after the end of the exercise period of the Original Warrant, and (iii) a New Warrant exercisable for one-half of the number of shares of Common Stock for which the Original Warrant is exercisable that remain (if any) following your initial allocation, with an exercise price of $0.80 per share and an exercise period ending two years after the end of the exercise period of the Original Warrant.

The offer to exchange your Original Warrants for New Warrants will expire at 5:00 p.m. (Eastern) on June 27, 2012, unless extended. Any Original Warrants that are not tendered will remain outstanding until they expire by their current terms or you exercise them.

The offer to exchange your Original Warrants is being made solely under the Offer to Exchange and the related Election to Participate (together with any amendment or supplement thereto). You should read these materials carefully before you decide whether to tender any of your Original Warrants for exchange.

Any questions concerning the Offer to Exchange or any other document accompanying or referred to in the Offer to Exchange, or to request additional copies of any such documents, may be directed to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723.

Very truly yours,

GUIDED THERAPEUTICS, INC.

Norcross, Georgia
May 30, 2012